SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Multiplus

TAM S.A.
CNPJ/MF No. 01.832.635/0001-18
NIRE 35.300.150.007
Public Company

Multiplus

TAM S.A. (the "Company"), pursuant to Article 157, paragraph 4, of Law No. 6.404, of December 15, 1976, as amended, and in accordance with the terms set forth in Article 2 of Instruction No. 358 of the CVM (Comissão de Valores Mobiliários - the Brazilian Securities Commission), as amended, wishes to inform its shareholders and the market in general that a protocol was filed with the CVM of São Paulo on December 15, 2009 to apply for registration as a public company and hold a public offering for the distribution of common shares of stock (the "Shares") for TAM's subsidiary, MULTIPLUS S.A., whose headquarters are located in the City of São Paulo, State of São Paulo, on Av. Jurandir, No. 856, lot 4, 3rd floor, Jardim Ceci, underwritten by Banco BTG Pactual S.A. (the "Lead Underwriter") and by Banco de Investimentos Credit Suisse (Brasil) S.A. (the "Underwriter"), to be conducted simultaneously in Brazil (the "Brazilian offering"), pursuant to the terms of CVM Instruction No. 400, of December 23, 2003 ("CVM Instruction 400"), and abroad (the "International Offering," and in conjunction with the Brazilian Offering, the "Global Offering").

A notice to the market will be published, pursuant to the terms of Article 53 of CVM Instruction 400, containing information on: (i) the other characteristics of the Global Offering, (ii) where to obtain the preliminary prospectus for the Global Offering, (iii) estimated dates and places the Global Offering will be announced, and (iv) the conditions, procedures, quiet period and period to receive statements of intent to invest. The Global Offering will begin after the required registration is granted by the CVM.

São Paulo, December 16, 2009

TAM S.A.
Líbano Miranda Barroso
Director of Investor Relations

These materials do not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities will be made in the United States.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.